WORKLAND & WITHERSPOON, PLLC

ATTORNEYS AT LAW

714 Washington Mutual Financial Center

James  J. Workland

601 West Main Avenue

Eric J. Sachtjen*

Peter A. Witherspoon

Spokane, Washington   99201-0677

James A. McPhee†

Gary D. Brajcich

Telephone:  (509) 455-9077

Lawrence W. Garvin

Gregory B. Lipsker

Facsimile:  (509) 624-6441

E-mail:  workwith@workwith.com

Of Counsel

†Also Admitted in Idaho

Gary C. Randall†

*Also Admitted in Alaska

February 15, 2005

Ms. Gabrielle Malits

Staff Accountant

Securities and Exchange Commission

450 5th St. N.W.

Washington, D.C.  10549-0405

Re:

Idaho General Mines, Inc.

Form 8-K Item 4.01 filed January 20, 2005

File No. 0-50539

Dear Ms. Malits:

This letter is provided in response to your letter of comment dated February 2, 2005.  The comments have been restated with the responses.

1.

It appears that the date on which the new auditor was engaged as indicated in the first sentence may contain a typographical error.  Please revise.

The date on which the new auditor was engaged has been corrected to 2005.

2.

Revise the last sentence of the first paragraph to clearly indicate whether the former auditor resigned, was dismissed or declined to stand for re-election.  See Item 304(a)(1)(i) of Regulation S-B.

The disclosure has been revised to clearly state that the former accountant was dismissed.

3.

Please revise to provide the statement required by Item 304(a)(1)(ii) of Regulation S-B regarding the nature of the audit reports on the company’s financial statements during the last two years.

The disclosure has been revised to provide the statement required by Item 304 (a)(1)(ii) of Regulation S-B

4.

Include a statement addressing the involvement of the board of directors or audit committee in the decision to change auditors.  See Item 304(a)(1)(iii) of Regulation S-B.

The disclosure now states that the audit committee approved the decision to change auditors.

Securities and Exchange Commission

February 15, 2005

5.

Obtain an updated letter from the former accountants addressing the revised disclosures to be included at Exhibit 16 in the amendment.

An updated letter from the former accountant is attached as an exhibit to the filing.

The company acknowledges that (1) the company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the company may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A courtesy hard copy of the amended Form 8K together with a red-lined copy of the filing are being sent by Federal Express for your review.

Please do not hesitate to contact the undersigned if you have any questions.

Very truly yours,

Gregory B. Lipsker

GBL:ajp

Enc.

idaho general.exchangeact.resonse letter to 8k comment ltr of 2-2-05